Exhibit 99.1

Date: 21/12/2009	510 Burard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities Subject:

PETAQUILLA MINERALS LTD. Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special
Record Date for Notice of Meeting :	21/01/2010
Record Date for Voting (if applicable) :	21/01/2010
Meeting Date :	25/02/2010
Meeting Location ( if available) :	TBC

Voting Security Details:

Description	CUSIP Number	ISIN
COM MON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare
Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.